Exhibit 99.1

PureTech Health plc 6 Tide Street, Suite 400, Boston, MA 02210 Tel 617.482.2333 Fax 617.482.3337 puretechhealth.com

This letter is being sent to the shareholders of PureTech Health plc (the ‘Company’) for information only and no action is required to be taken. If you have sold or transferred all of your ordinary shares in the Company you should pass this document to the purchaser or transferee or to the person through whom the sale was effected for transmission to the purchaser or transferee.

9 June 2023

Dear Shareholder

CHANGE OF AUDITOR

As explained in this year’s Notice of Annual General Meeting, following a formal and comprehensive tender process, the Audit Committee recommended to the Board the appointment of PricewaterhouseCoopers LLP as the preferred new auditor. Based on this recommendation, the Board is proposing that PricewaterhouseCoopers LLP be appointed as external auditor of the Company pursuant to a resolution to be proposed at the Annual General Meeting that is due to be held on 13 June 2023.

KPMG LLP has consequently resigned as auditor of the Company effective from 31 May 2023. We are required by section 520(2) of the Companies Act 2006 to send a copy of KPMG LLP’s resignation statement to shareholders. A copy of the statement is set out overleaf.

This letter needs no action on shareholders’ part but is provided to you in fulfilment of a statutory obligation upon the Company.

Yours faithfully

Bharatt Chowrira

Director and Company Secretary

PureTech Health plc is a public limited company incorporated in England & Wales under company number 09582467. Registered office: 8th Floor, 20 Farringdon Street, London EC4A 4AB, United Kingdom.